May 24, 2021

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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Brittany Ebbertt

Kathleen Collins

Alexandra Barone

Larry Spirgel

Re:	Tremor International Ltd.

Draft Registration Statement on Form F-1

Submitted May 24, 2021

CIK No. 0001849396

Ladies and Gentlemen:

On behalf of Tremor International Ltd. (the “Company”), we are hereby filing a Draft Registration Statement on Form F-1 (“Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Commission on March 11, 2021 (the “Draft Submission”), as amended by Amendment No. 1 to the Draft Submission on April 13, 2021 and Amendment No. 2 to the Draft Submission on May 4, 2021 (“Submission No. 3”). The Registration Statement has been revised to reflect the Company’s responses to the comment letter to Submission No. 3 received on May 17, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are also providing a copy of the Registration Statement, which has been marked to show changes from Submission No. 3, as well as a copy of this letter.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

May 24, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Prospectus Summary, page 1

1.

Your revised disclosures in response to prior comment 1 refers to 800 million unique users for the month ended March 31, 2021; however, the number of active customers and publishers appears to be as of December 31, 2020. Please revise to clarify what period(s) are presented and to the extent there were material fluctuations in these metrics between these periods, include comparable data for each period.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 58 and 85 of the Registration Statement. There were no material changes between the periods so no comparable data has been provided.

2.

Please explain the rationale for your reference to CTV advertising gross revenue on a six-month basis. In this regard, CTV gross revenue appears to be a non-IFRS measure for the six-months ended June 30, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 58 and 85 of the Registration Statement to remove CTV gross revenue.

3.

We note your response to prior comment 2. While we acknowledge you highlight CTV advertising revenue because it is expected to grow at an accelerated rate and is a key growth driver for your business, we note that you make similar statements regarding Video revenue overall. As CTV revenue represents approximately 26% of total 2020 Video revenue, please balance your discussion of CTV advertising revenue here with a more fulsome discussion of your total Video revenue overall and better explain within your disclosures why you focus on CTV revenue and not the other sources of Video revenue. In this regard, we note that Video revenue can also be generated from devices such as mobile, streaming and desktop, and that together those represent approximately 74% of 2020 Video revenue. Please, revise to address each source of Video revenue, including the portion of total revenue they represent or explain why you do not believe this information is necessary to an investors understanding of your business.

May 24, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 58 and 85 of the Registration Statement to include video revenue in its discussion of CTV revenue. Further, the Company has included a revised chart on page 74 of the Registration Statement that addresses each source of Video revenue, including the total portion of Video revenue each source represents.

4.

You also state in your response to prior comment 2 that you focus your discussion on six-month increments because your results for the first half of 2020 were negatively impacted by the COVID-19 pandemic. To the extent you present six-month periods to show the impact of the pandemic throughout fiscal 2020, revise to clarify as such and clearly address both positive and negative factors impacting each period and the role of the pandemic on any significant fluctuations in period-over-period results. Also revise to present a similar discussion on a full year-over-year basis. Lastly, if any specific line items were significantly impacted by COVID, either positively or negatively, please ensure that is appropriately addressed in your MD&A results of operations disclosures. Refer to the Staff’s statement on disclosure considerations regarding COVID-19 (Topic No. 9A) issued June 23, 2020 available on our website.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 58 and 85 of the Registration Statement to include discussion of period changes due to the COVID-19 pandemic.

5.

Please balance your statement on page 7 where you indicate that you have been adjusted EBITDA profitable since 2014 with a similar statement regarding the period from which you have been IFRS profitable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 89 of the Registration Statement to include a similar statement that the Company has also been profitable on the basis of IFRS Total Comprehensive Income for the same period.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Judgments and Estimates, page 59

6.

We note your response and revised disclosures to prior comment 4. However, we also note you continue to present gross profit within the tabular disclosure on page 61. Please revise to remove this line item.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 63 of the Registration Statement to remove gross profit from the tabular disclosure.

Key Performance Indicators and Other Operating Metrics, page 68

7.	We continue to consider your response to prior comment 5 and may have further comments.

May 24, 2021

Response: Following our discussions with the Staff, the Company has revised the disclosure throughout the Registration Statement and replaced references to net revenue (including net revenue retention rate) with revised disclosure with respect to Contribution ex-TAC (and Contribution ex-TAC retention rate) and the Company has included a related reconciliation to IFRS gross profit and relevant explanations.

Note 22. Subsequent Events, page F-52

8.

We note your response to prior comment 12. Please revise to disclose the date when the financial statements were approved for issuance and who gave that authorization. Refer to IAS 10.17. In addition, tell us what consideration you gave to provide pro forma per share information in your Summary Consolidated Financial and Other Data table reflecting the cash bonuses that will be paid to your CEO, COO and CFO upon completion of this offering.

Response: The Company respectfully acknowledges the Staff’s comment and refer the staff to Note 2a at page F-8 of the financial statements which indicate that the consolidated financial statement were authorized for issue by the Company’s Board of Directors on March 10, 2021 which is prior to the Board of Director decision on March 26, 2021. Furthermore, the Company has revised the disclosure on page 16 of the Registration Statement to include pro forma per share information in the Summary Consolidated Financial and Other Data to reflect the cash bonus that will be paid to the CEO, COO and CFO upon completion of this offering.

* * *

May 24, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan Benedict
Ryan Benedict of LATHAM & WATKINS LLP

cc:	Ofer Druker, Tremor International Ltd.

Sagi Niri, Tremor International Ltd.

Josh Kiernan, Latham & Watkins LLP

Tuvia Geffen, Naschitz, Brandes, Amir & Co., Advocates